UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of March 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated March 2, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:March 2, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for February 2015

Mumbai, March 2, 2015: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for February 2015

Category	Vehicle Model	Production		Domestic Sales		Exports
		FEB 2014	FEB 2015	FEB 2014	FEB 2015	FEB 2014	FEB 2015
Micro	NANO	2475	1968	2496	1296	0	25
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT	6979	10579	6254	10436	332	77
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	448	55	276	73	7	18
UV1	SUMO	1607	1237	1316	1264	59	38
UV2	SAFARI, SUMO GRANDE, MOVUS	780	236	803	625	32	11
UV3	ARIA, XENON	76	33	59	25	9	0
V1	VENTURE	74	50	121	48	0	0
V2	ACE MAGIC, MAGIC IRIS	2266	1803	2063	1830	5	17
N1- A1	ACE, ACE EX, ACE Zip	12030	9634	8699	8289	1528	956
N1- A2	Super ACE, TATA207, XENON, Winger DV	2742	2193	1702	1659	581	1188
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	155	111	99	110	3	2
M2- A2	Winger 14 seats, SFC407, CityRide	160	220	191	203	12	15
N2- A1	SFC407, LPT407	728	931	1025	1217	258	76
N2- A2	SFC709, LPT709	1001	849	301	266	251	201
N2- A3	LPT9109	813	746	335	262	129	129
N2- A4	LPT1109	309	195	712	972	106	94
M3- A2	LP709, SFC410, LP410	943	1279	801	783	212	129
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	290	1084	495	889	33	93
M3- C2	LPO1512, LPO1612, Starbus, Divo	589	1130	870	860	134	254
N3- A1	LPT1613, LPK1616, SK1613	3260	3317	1689	1792	646	292
N3- B1(a)	LPT2518, LPK2518	2654	2808	2243	2648	183	175
N3- B1(b)	LPT3118	1821	3210	1621	2767	32	0
N3- B2(b)	LPS3518. LPS3015, LPS3516	369	302	343	259	2	58
N3-B2(d)	LPS4018, LPS4023	851	1724	756	1692	82	42
N3- B2(e)	LPS4928	46	128	45	49	0	5

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	318	226	190	179	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.